Exhibit 107

Calculation of Filing Fee Table

Form S-3

(Form Type)

Edison International

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Equity	Common Stock, no par value	(1)	(1)	(1)	(1)	(1)	(1)

		Total Offering Amounts				N/A		N/A

		Total Fees Previously Paid						N/A

		Net Fee Due						N/A

(1)

We are not registering any additional shares. We registered 13,500,000 shares under Registration No. 333-249721. As of October 25, 2023, 6,639,270 of those shares remain unsold. We are filing this registration statement solely due to the expiration of Registration No. 333-249721, which expired on October 28, 2023. Since no additional shares are being registered, no fee is due.